1-10120

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

CORUS GROUP plc
(Translation of Registrant's Name Into English)

30 Millbank
London SW1P 4WY England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: 8 August 2002 **By** [signature]

Name: Mrs T Robinson
Title: Group Secretariat Co-ordinator

8 August 2002

Corus Group plc

EC Clears Sale of Corus' 23 per cent. Stake in AvestaPolarit

Following the announcement on 1 July 2002 that Corus Group plc ("Corus") has agreed to sell its 23.2 per cent. stake in AvestaPolarit Oyj Abp to Outokumpu Oyj, the transaction has now received merger clearance from the European Commission.

Following receipt of this clearance all the conditions to the sale have been satisfied. Accordingly, Corus expects completion of the disposal to take place on 12 August 2002.

The total proceeds received by Corus of some EUR555 million will be applied to reduce group debt and further strengthen the group balance sheet.

Enquiries

Corus	Investor Relations	+44 (0)20 7717 4503 +44 (0)20 7717 4504
	Corporate Relations	+44 (0)20 7717 4502 +44 (0)20 7717 4505
ABN AMRO	Jitesh Gadhia Mark Crossley	+44 (0)20 7678 7678 +44 (0)20 7678 1921

Ends